SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Slide show for the annual General Shareholders Meeting of 2008.

Annual General Shareholders Meeting

2008

May 14th 2008

Contents

Economic and energy scenario

2007 highlights and results

Corporate Responsibility and Transparency in 2007

A strategy focused on profitability and growth

The first results of the new strategy

Contents

Economic and energy scenario

GDP trend and outlook for the World, Spain, and Argentina

9

Annual Growth Rate

%

4.5

0

2004 2005 2006 2007 2008 forecast

2007 highlights and results

Source: International Monetary Fund (IMF).

Economic and energy scenario

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

Euro/Dollar exchange rate evolution

$/€

1€=1.50$

1€=1$

2000 2001 2002 2003 2004 2005 2006 2007 2008

Source: Bloomberg.

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

Rise in demand + declining production

Emerging markets strong demand

Negative reserve

replacement ration

Increased investment In non-OCDE

Access to NOC’s reserves

New discoveries In deep water

Investments + rising costs

ENERGY MATRIX ECONOMIC GROWTH

GEO-POLITICS CLIMATE CHANGE

Population growth In developing countries

End demand of transports

Increase in LNG demand

Refining Challenge

INTER-ACTION

Financial markets + oil prices

High Prices

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

World Energy Matrix. Participation share (2005—2030)

Total 11,429 (million toe)

Total 17,721 (million toe)

2005

1.8 % Annual growth

2030

Biomass and

other renewables

11%

Nuclear 6%

Hydroelectric 2%

Crude Oil 35%

Biomass and

other renewables

11%

Nuclear 5%

Hydroelectric 2%

Crude Oil 32%

Coal 25%

Coal

26%

Natural Gas 21%

Natural Gas 22%

Source: World Energy Outlook 2007, International Energy Agency (IEA).

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

Global growth of GDP and crude oil demand

Annual Growth Rate

%

6% 4% 2% 0% -2% -4% -6%

GDP Growth

Growth crude oil demand

1980 1984 1988 1992 1996 2000 2004 2008

Slowdown in World demand

10%

8%

6%

4%

2%

0%

-2%

-4%

-6%

-8% -10% -12%

Close relationship

between growth and

demand in emerging

countries.

4% Growth

Annual Growth Rate

%

GDP Growth

Growth crude oil demand

1980 1984 1988 1992 1996 2000 2004 2008

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

Geopolitics of crude oil. Interdependence is very high and set to increase

Breakdown of reserves-production-consumption by regions

100%

50% 0%

3.4%

9.7%

61.5%

8.6%

10.6%

1.3%

5.0%

Reserves 2006

Source: Oil & Gas Journal.

9.7%

12.2% 15.1% 31.3%

8.4% 16.8% 6.4%

Production 2006

29.4%

3.3% 7.1% 4.8% 6.2% 19.7%

29.6%

Consumption 2006

Asia Pacific

Africa

Middle East

Former Soviet Union

South and Central America

Europe

North America (including Mexico)

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

Climate change policies will be crucial

Mtoe

Primary energy demand outlook Comparison of basecase Scenario—Alternative IEA

Scenario

18000 17000 16000 15000 14000 13000 12000 11000

4% 10%

2004 2010 2015 2020 2025 2030

Reference scenario

Scenario of

alternative

Policies

Source: WEO 2006, IEA

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

The new dinamics in demand. Crude oil consumption growth in emerging markets

Million barrels per day

3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 -0.5 -1.0

1Q98 2Q99 3Q00 4Q01 1Q03 2Q04 3Q05 4Q06 1Q08

Non-OECD OECD

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

The new dynamics in demand. Demographics:

Population growth in emerging countries. Average age increasing.

Population Forecast

Developed countries (1.18 billion people)

Male Female

100+ 90-94 80-84 70-74 60-64 50-54 40-44 30-34 20-24 10-14 0-4

2005

Less developed countries (5.3 billion people)

Male Female

300.00 200.00 100.00 0.00 100.00 200.00 300.00

300.00 200.00 100.00 0.00 100.00 200.00 300.00

(1.25 billion people)

Male Female

100+ 90-94 80-84 70-74 60-64 50-54 40-44 30-34 20-24 10-14 0-4

2050

Male Female

300.00 200.00 100.00 0.00 100.00 200.00 300.00

1	1 1 1 1 1

300.00 200.00 100.00 0.00 100.00 200.00 300.00

Source: United Nations.

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

The new dynamics in demand. Increasing weighting of transport in end demand

900 700 500 300 100

Thousand vehicles

200

175

150

125

100

75

50

Apr-02 Dec-02 Aug-03 apr-04 Dec-04 Aug-05 Apr-06 Dec 06 Aug-07

Thousand vehicles

Vehicle sales in Brazil, India, and China

1000

900 800 700 600 500 400 300 200 100 0

India Brazil China (right)

Increasing weighting of

the transport sector in

end demand in Europe 15

and the U.S.

Source: IEA

Transport

2006= 70% of total demand

1971 = 45% of total demand

0

1971 1976 1981 1986 1991 1996 2001 2006

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

The new dynamics in demand.

Liquified natural gas is the growth vector.

Natural gas sales worldwide

1,200

Bem

600

0

60 30

0

Proportion of LNG over the total amount of gas sales (%)

2000 2004 2010 2015 2020 2030

LNG Piped % of LNG over the total

Source: World Energy Outlook 2006, IEA.

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

Demand dynamics.

Financial investment in oil and exchange rates

120

110

100 90 80 70 60 50

WTI Crude oil (US$/bl) €/US$ exchange rate (der)

Correlation Coefficient = 0.97

Jan-07 Mar-07 May-07 Jul-07 Sept-07 Nov-07 Jan-08 Mar-08

1,60 1,55 1,50 1,45 1,40 1,35 1,30 1,25

Source: Reuters

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

The supply challenge. New production is needed to meet decline.

40 20

0

million bl/d

Projections for growth in demand and field depletion

Cumulative increase in demand Annual rate (2005-2015) = 1.3%

Additional depletion increased of 3.7% per year (2005 -2015)

Field depletion Demand growth

2007 2008 2009 2010 2011 2012 2013 2014 2015

Total need for new production in 2005-2015: 35 M bl/d

Due to demand growth: 11 M bl/d. Due to field decline: 24 M bl/d

Source: IEA

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

The supply challenge: New production is needed to meet decline

Liquids discoveries versus liquids produced

million bl

100,000 80,000 60,000 40,000 20,000 0

Incorporation of liquid resources per year Annual production

1960 1965 1970 1975 1980 1985 1990 1995 2000 2005

Source: IHS Energy.

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

The supply challenge. Increased investments in non-OECD areas

World investments in E&P

Millions of current dollars

400

350

300

250

200

150

100

50

0

41% 24% 60% 64% 68%

59% 76% 40% 36% 32%

1975 1978 1981 1984 1987 1990 1993 1996 1999 2002 2005 2008

Rest

U.S. and Canada

Source: Oil Si Gas Journal.

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

The supply challenge. Access to and ownership of resources

Oil Reserves

Oil Production

23%

88%

77%

National Oil Companies (NOCs)

International Oil Companies (lOCs)

Source: Energy Intelligence.

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

55 30

0

The supply challenge. Deep water discoveries will imply higher costs in the future ma m

Billion boe

Deep water (>200m) Shallow waters Inland

1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Economic and energy scenario 2007 highlights and results Corporate responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

The supply challenge. Rising costs in the industry

Cost Index (2000=100)

220 200 180 160 140 120 100

2000 2001 2002 2003 2004 2005 2006 2007

Steel

Engineering & Projects

Construction

workforce

Materials

Higher costs

throughout the

entire investment

chain

1,200 1,000 800 600 400 200 0

All-time high metal prices

Nominal dollars

CRB

metal index

0 1975 1979 1983 1987 1991 1995 1999 2003 2007

Economic and energy scenario

2007 highlights and results

Corporate responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

The challenge of Refining: High capacity utilization

million bl/d

Refining capacity

95% 85%

85% 80%

70%

Refining evolution: destination and utilization capacities

90 80 70 60 50 40 30

Refining

utilization

capacity

1966 1970 1974 1978 1982 1986 1990 1994 1998 2002 2006

Source: Oil and Gas Journal

Economic and energy scenario

2007 highlights and results

Corporate Responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

The supply challenge. Need to invest in refining. Low conversion and desulohurisation

Reserves by types of crude oil

Conversion capacity

Light/sweet

Other

79%

70

35

0

24.7%

16.4%

56.8%

24.3°%

25.8%

23.1% 20.2%

India

Heavy/sour

Europe

Middle East

U.S.

Japan

China

Other

Supply of heavy oils and greater demand for light products

Source: AIE, EIA and PIRA

Economic and energy scenario

2007 highlights and results

Corporate Responsibility and Transparency in 2007

A strategy focused on profitability and growth

First results of the new strategy

The sector’s future: having access to energy is a right, we must find sustainable growth models.

Climate change Population’s access to energy Secure supplies

Sustainable energy models

Market forces and Cost pressures and lack of acces:

long-term investment

Opportunities in high price and risk scenarios

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

The sector’s future: Foreseeable high scenario

WTI oil prices and futures price trends

140

120

100

80

60

40

Dollars per barrel

20

0

Jan-92 Mar-94 May-96 Jul-98 Sept-00 Nov-02 Jan-05 Mar-07 May-09 Jun-10

Source: Bloomberg.

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

(A favourable scenario with difficult operating conditions

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Contents

Economic and energy scenario

2007 highlights and results

Corporate Responsibility and Transparency in 2007

A strategy focused on profitability and growth

The first results of the new strategy

2007 Highlights

Most important discoveries

A major contract

A major transaction

Divestment of non-cofe assets

New organizational structure

I/R mega field in Libya Deepwater Carioca field in Brazil Huacaya field in Bolivia Kinteroni field in Peru

US$ 15 billion contract for supplying LNG from Camisea to Mexico

Sale of a stake of YPF to the Petersen Group for US$ 2.235 million

Sale of the Foster Tower Sale of 10% CLH stake Sale of marketing business in Chile

Focused on the execution of growth projects

Leadership in corporate responsibility and transparency

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Net Income

Euros Dollars 4,693

14%

3,200 4,500

3,188 4114

3,150 3,120 3,124 4000

Mill. $ 3,500

2005 2006 2007 2005 2006 2007

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Second year of historical results

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Profit and Loss Account

Million euros 2006 2007

Exploration & Production 3,286 2,968

Refining & Marketing 1,855 2,358

Chemicals 353 231

Gas & Power 469 516

Corporate and adjustments (52) (266)

Operating income 5,911 5,808

Financial expenses (482) (224)

Inc. bef. taxes & equity-accounted companies 5,429 5,584

Income for the period 3,348 3,355

Minority interests (224) (167)

ATTRIB.TO EQUITY HOLDERS OF PARENT CO. 3,124 3,188

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Operating income by business lines

Gas & Power

516 million euro

Chemicals 231 million euro

Refining & marketing 2,358 million euro

Exploration & production 2,968 million euro

Total Operating Income = 5,808 million euros

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Net debt

6,000

5,398

4,500 4,513 4,396

25 -26% 3,492

2004 2005 2006 2007

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Economic and energy scenario

Contents

Economic and energy scenario

2007 highlights and results

Corporate Responsibility and Transparency in 2007

A strategy focused on profitability and growth

The first results of the new strategy

Corporate Responsibility 2007 - 09 Master Plan

Clients

Investors

Employees

Regulators

Communities

Media

Partners

Response

Analysis of expectations

Good governance and ethical behaviour

Attracting

and retaining

talent

Strategic lines

Good governance and ethical behaviour

Corporate

Responsibility

Master Plan

Strategic Plan

Safety and Health

Impact of products

Management of

environmental

impacts

Dialogue and

cooperation with

the community

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Corporate Responsibility : With a large number of projects

Mill. € 30

15 0

2004 2005 2006 2007

Emergency aid I Environment

Culture

Health : Social Integration

Community development Others

Education

812 projects

32.3 Mill. €

in social

investments in 2007

0.58% of income before taxes

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Sustainability awards in 2007

“Best in class” in social scope: DJS World Index and DJS Stoxx Index

Best oil company in Corporate Social

Responsibility: The Good Company Ranking 2007

“Gold Class” in Corporate Responsibility:

Sustainability Yearbook 2008

One of the best companies in the world in Corporate Responsibility and the leader in Spain:

Accountability Rating 2007

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Awards for Transparency and Corporate Governance in 2007

Leader in transparency: DJS World Index and DJS Stoxx Index

Transparency Award: Spanish Association of Minority Interests

The best energy company in Europe for its transparency on the web: Hallvarsson & Halvarsson

“Best in class” in transparency: Climate Disclosure Leadership Index

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

The most transparent oil company in the world

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Contents

Economic and energy scenario

orporate Responsibility and Transp A strategy focused on profitability and growth rst results of the new s

2008-2012 Strategic Plan Vision

Integrated core businesses

Operated key shareholding

Non-operated key shareholding

Increase returns for shareholders and other stakeholders

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Objectives of the 2008-2012 Strategic Plan

Objectives of the 2008-2012 Strategic Plan

EBITDA

Operating Income

Net Income

280

x 1.8 180 x 2.1 210 100

100 100 100

Index: Index: Index:

2008=100 2008=100 2008=100

2008 2012 2008 2012 2008 2012

Focus on profitability of capital employed

Higher ROCE of existing assets

Hiah rate of return from ten kev projects

Brent price hypothesis: 55$. bbl in 2008 and 60$/bbl in 2012

Note: Excludes extraordinary results on divestonents

Net income before minorities

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

2008-2012 Strategic Plan objectives

2004

2007

2012(2)

Geographical breakdown y

Breakdown by business lines j

8% 52%

54%

38%

31%

18%

8%

29%

13%

35%

T&T and Other

Latam OECD

Core Business

YPF GN

Capital Employed 2004: 22 billion €

Capital Employed 2007: 26 billion €

Capital Employed 2012: 39 billion €

(1)	Assuming divestment of 15% of YPF to a local partner
(2)	Assuming divestment of 45% of YPF

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Core integrated businesses

Maximize profitability of current operations

10 key projects as growth

drivers

Divest non-performing assets

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Ten major projects and exploration will drive organic growth

Downstream

Bilbao (Spain)

Cartagena (Spain)

GK/Shenzi (GoM)

Libva I/R

Regganne (Algeria)

Carioca (Brazil)

Peru LNG

Canaport (Canada)

Sines (Portugal)

Block 39 (Peru)

Exploration

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transoarencv in 2007 A strategy focused on profitability and arowth First results of the new strategy

Ten major projects and exploration will drive organic growth

20

Billion €

0

Investment 2008-2012: 21.3 billion €

12 1 21

8

Existing assets

Future Projects

Total core Businesses

10 key

projects + exploration

200 100

Operating income 2008-2012: x 2.1

Index (2008=100)

0

2008, Growth 2012

10 key projects + exploration Ex i sti n g assets—

Note: Assumes $ 55/bbl oil price. All figures exclude Gas Natural and YPF. CAPEX in existing assets includes investments done by the Corporation.

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Key growth projects will provide 75% of operating income growth

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 First results of the new strategy

Integrated Downstream key projects

Investments in

expansion and

conversion in Spain

and Portugal and greater profitability of existing assets

Bilbao (Spain) Cartagena (Spain)

Sines (Portugal)

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth

First results of the new strategy

Downstream: Strategic lines and capex targets

Maximize profitability of existing asset

Key growth projects

Future projects

Improve operational efficiency

Assets improvement and HSE

Debottlenecking and growth in existing assets

Biodiesel plants

Divestment of non-co re assets

New Bilbao coker

Expand Cartagena and increased conversion

Expand Sines (petrochemical)

New Tarragona coker (Start-up beyond 2012)

2008-2012

5.1 billion €

4.8 billion €

600 Mn€

Total investment: 10.5 billion euros

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Downstream: Strategic objectives 2012

Operating income in Downstream

Operating income in Downstream will

increase 1.8x

x1.8

Distillation capacity in Spain will grow by

nearly 20%

Index: 2008=100)

The conversion index in Spain will reach

62%

2008

2012

Recurrent operating cost savings will reach 150 million annually

Existing assets Contribution of key growth projects Cost savings

Note: Excluding extraordinary divestment items

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Core integrated Upstream businesses

stream stream LNG

Organic growth

focused in three

core areas

GK/Shenzi (GoM) Libya I/R

700 Mn€

100 Mn€

Block 39 (Peru)

Regganne (Algeria)

Carioca (Brazil) Exploration

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Upstream: Strategic lines and investment objectives

Optimize existing

assets

Key growth projects

Focused exploration

Increased recovery factor and improve operations

Invest to develop producing fields:

T&T, Libya, Bolivia, others in Latin America

Carioca (deepwater Brazil)

Genghis Khan/Shenzi (Gulf of Mexico)

I/R (Libya)

Reggane (Algeria)

Block 39 (Peru)

Exploration focused in core areas Development of new discoveries Identify future growth areas

2008-2012

2.1 billion €

2.4 billion €

2.9 (2) billion €

1.9 (3) billion €

Note: All figures exclude Argentina

(1)Includes other minor investments

(2)Exploration

(3)Development in relation to discoveries and exploration

Total investment: 9.3 billion euros

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Upstream: Strategic objectives 2012

Production growth in 2008-12: Reserve replacement ratio: > 5% per annum > 125%

Production Reserve replacement

Billion boe 0,9 (0,7)

600 300 0

2007(1) 2008 2012

(1)	Adjusted for new contracts in Bolivia. Note: All figures exclude Argentina
2	1 0

1,1 0,9 (0,7) 1,4

31.12.07 Additions Production 31.12.12

Reserves Reserves ffWI’l

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Integrated core LNG businesses

Maximize

marketing

strength with

reduced capex

exposure

Peru LNG Canaport (Canada)

400 Mn€

300 Mn€

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

LNG: Strategic lines and investment objectives

Optimize current

operations

Deliver key growth

projects

Future projects

Maximize trading returns

Competitive advantage in supply and fleet management

Supply contract portfolio optimization Grow LNG supply volume

Peru LNG integrated project

Canaport (Canada) regasification terminal

Persian LNG

Other post-2012 projects under study

2008-2012

100 Mn€

800(1)Mn€

Grow LNG supply Volume

Favoring flexibility

(1) Includes 0.5 billion € CAPEX in E&P in relation to integrated LNG projects already included in Upstream (0.1 billion Peru LNG and 0.4 billion € Persian LNG)

Total investment: 1.5 billion euros

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

LNG: Strategic objectives 2012

Increase volume of LNG marketing: more

bcm 20

10 0

than 14 bcm/year

18 x 4.4 4

2008 2012

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Operated key shareholding

r -

Partial divestment to improve and rebalance

the portfolio

YPF

Local partner and greater stock liquidity, essential

to increase value

Improve performance by capturing opportunities in an expanding energy market

Think global and manage locally

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

YPF: The leading energy company in Argentina

Exploration & Production

Leading producer in Argentina (~42% )

Production in 2007: 636,000 boepd (-38% share of total oil production) Proved reserves in 2007: 1,276 Mn boe

Refining & Logistics

Leading refining company in Argentina

Refining capacity: 333,000 bpd (53% share)

High conversion and complexity

Network of oil, gas, and multi-purpose pipelines: 1,801 km

Marketing

Leading marketing company in Argentina (56% market share in diesel and 51% in gasoline)

1,700 service stations

Petrochemicals

Petrochemical business fully integrated with E&P (natural gas) and Refining Production of 2.1 Mn tpa (>55% exports)

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

YPF: Strategic lines and investment objectives

Maximize \ profitability of existing assets

Make progress in regulatory scenario Improve efficiency

Proactive management of production declines Invest to meet product specifications

2008-2012

[6 billion €

Key growth

projects

PLADA w : Maximize recovery factor from mature fields

1.8 billion

Total investment: 7.8 billion euros

Investments at YPF in line with depreciation

(1)	Additional Asset Development Plan: 82 projects

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

YPF: Strategic objectives 2012

Significant increase in YPF results in 2008-2012

Fuel prices inch towards import-parity. Oil product prices increase approaching import-parity

Gas prices getting closer to levels prevailing in the region Cost reductions and operational improvements Incremental investments in downstream

Proactive field management to minimize decline in production Acceleration in reserve additions above recent historical trend.

PLADA: Development of mature fields and non-conventional resources On-shore and off-shore exploration

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Non-operated key shareholding

Growth in operations via

Stream JV

Maximized growth and leverage

Open options and flexibility for

the future

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Mn € 4,000 2,000

EBITDA

3.900

x2.1

1,912

2006 2012

Investments 2008-12: 12.5 billion €

UP& midstream

22%

Spain Distribution

25%

Wholesale

1%

%

Debt Ratio

38%

75%

35%

0%

2007 E

Gas Natural strategy presentation

Power J international

8%

Power Spain

14%

I Latam Distribution

7%

Source: Gas Natural; SDG strategy presentation

International Distribution

23%

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Increase	returns for Repsol YPF shareholders and other stakeholders
1	0,7

0,4

€/share

39%:

2007 Dividend: 1 Euro / share

20%

20%

2004 2005 2006 2007

Rise in shareholders’ remuneration compatible with a debt ratio of less than

27%

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Dividend growth and financial discipline

Economic and energy scenario 2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth

First results of the new strategy

Stock market performance

125

120

115

110

105

100

95

90

85

80

75

9-may-07

28-jun-07 17-aug-07 6-oct-07 25-nov-07 14-jan-08 4-mar-08 23-apr-08 13-may-08

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

A more solid company focused on profitable growth

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Contents

Economic and energy scenario

Corporate Responsibility and Transparency in 2007

A Strategy focused on Profitability and growth

First results of the new strategy

Results of the new strategy: First quarter 2008

Net Income

Income from operations

Mn£

Mn€

1.500

+36.5%

1,212

1.800

+14%

1,606

1,407

1.000

888

1.400

500

1Q2007

1Q2008

1.000

1Q2007

1Q2008

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Results of the new strategy: First quarter 2008

1Q2007

1Q2007

Mn€

600 450

300

576

459

1Q2007

1Q 2008

Mn€ 600

450 300

-6.4%

515 1

482

1Q 2008

Mn€ 40

30 20

+18.5%

32

27

10 2008

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Results of the new strategy: First quarter 2008

YPF Operating Income

400 300

200

Mn€

+11.3%

366

328

1Q2008

1Q2007

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Results of the new strategy: First quarter 2008

Operating Income Gas Natural

+5.4%

Mn€ 160

160 150 140

149 157

1Q 2007 1Q 2008

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

A more solid company focused on profitable growth

Economic and energy scenario

2007 highlights and results Corporate Responsibility and Transparency in 2007 A strategy focused on profitability and growth First results of the new strategy

Proposals to the Annual General Shareholders Meeting 2008

Proposals to the Annual General Shareholders Meeting 2008

Approval of the Annual Financial Statements and Management Report Repsol YPF, S.A. and its Consolidated Group, for the fiscal year ended December 2007, of the proposal of application of its earnings and of management by the Board of Directors during said year.

Modification of the Article 49 of the Bylaws.

Ratification and appointment as Board Members of Mr.lsidre Faine Casas and Mr. Juan Maria Nin Génova.

Re-election of the Auditor of Accounts for Repsol YPF, S.A. and its Consolidated Group.

Authorization for the derivative acquisition of Repsol YPF, S.A. shares a period of 18 months from the date of agreement by the Shareholders Meeting.

Delegation of powers in order to complete, develop, execute, resolve and formalize the agreements adopted.

Annual General Shareholders Meeting

2008

May 14th 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 14th, 2008	By:	/s/ Fernando Ramírez
Name: Fernando Ramírez Title: Chief Financial Officer